Pricing supplement no. 1346
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 206-A-I dated March 4, 2011

Registration Statement No. 333-155535
Dated June 3, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	$2,000,000
	Capped Market Plus Notes Linked to Gold due June 10, 2013

General

- The notes are designed for investors who seek to participate in the appreciation of the price of Gold from and including the pricing date to and including the Observation Date, up to the Maximum Return of 19.50%, and who anticipate that the Trading Price of Gold will not be less than the Strike Value by more than 20.00% at any time during the Monitoring Period. Investors should be willing to forgo interest payments and, if the Trading Price of Gold is less than the Strike Value by more than 20.00% at any time during the Monitoring Period, be willing to lose some or all of their principal. If the Trading Price of Gold is not less than the Strike Value by more than 20.00% at any time during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 10.00% and (b) the Commodity Return, subject to the Maximum Return of 19.50% at maturity.
- **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 10, 2013[†]
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
- The notes priced on June 3, 2011 and are expected to settle on or about June 8, 2011.

Key Terms

Commodity:	The notes are linked to the spot price of Gold ("Gold" or the "Commodity"), which will be (a) for purposes of determining the "Payment at Maturity," by reference to the official afternoon fixing level of Gold (Bloomberg ticker "GOLDLNPM") or, (b) for purposes of determining whether a Knock-Out Event has occurred, by reference to the Trading Price of Gold as reported on Reuters page "XAU=EBS" as observed by the calculation agent during the Monitoring Period.
Knock-Out Event:	A Knock-Out Event occurs if, at any time during the Monitoring Period, the Trading Price of the Commodity is less than the Strike Value by a percentage greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Payment at Maturity:	*If a Knock-Out Event has occurred*, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Commodity Return), subject to the Maximum Return *If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Commodity Price is less than the Strike Value.* **If a Knock-Out Event has not *occurred***, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Commodity Return, subject to the Maximum Return. For additional clarification, please see "What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?" in this pricing supplement.
Maximum Return:	19.50%. For example, if the Commodity Return is greater than or equal to 19.50%, you will receive the Maximum Return of 19.50%, which entitles you to a maximum payment at maturity of $1,195 for every $1,000 principal amount note that you hold.
Contingent Minimum Return:	10.00%
Monitoring Period:	The period from but excluding 3:00 p.m. London time on the pricing date to and including 3:00 p.m. London time on the Observation Date
Commodity Return:	$$\frac{\text{Ending Commodity Price} - \text{Strike Value}}{\text{Strike Value}}$$
Strike Value:	Set equal to $1,541.60, as determined on the pricing date in the sole discretion of the calculation agent. **The Strike Value is not the Commodity Price of the Commodity on the pricing date.** Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.
Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:	On any day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the "LMBA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. ("Bloomberg") under the symbol "GOLDLNPM" on such trading day
Trading Price:	At any time during the Monitoring Period, the price of Gold as published by Reuters Group PLC ("Reuters") on page "XAU=EBS" as observed by the calculation agent during the Monitoring Period
Observation Date:	June 5, 2013[†]
Maturity Date:	June 10, 2013[†]
CUSIP:	48125XUE4

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract" in the accompanying product supplement no. 206-A-I.

Investing in the Capped Market Plus Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 206-A-I and "Selected Risk Considerations" beginning on page TS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$15	$985
Total	$2,000,000	$30,000	$1,970,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-40 of the accompanying product supplement no. 206-A-I.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 206-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

June 3, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 3, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1) the Observation Date is subject to postponement as described under "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract" in the accompanying product supplement no. 206-A-I; and

(2) in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described above under "Key Terms — Payment at Maturity," calculated as if the date of acceleration were the Observation Date and the last day of the Monitoring Period.

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table illustrates the hypothetical return at maturity on the notes. The "return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Strike Value of $1,540, and reflect the Maximum Return of 19.50%, the Contingent Minimum Return of 10.00% and the Knock-Out Buffer Amount of 20.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Commodity Price	Commodity Return	Return on the Notes	
		Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$2,695.000	75.00%	19.50%	19.50%
$2,541.000	65.00%	19.50%	19.50%
$2,310.000	50.00%	19.50%	19.50%
$2,156.000	40.00%	19.50%	19.50%
$2,002.000	30.00%	19.50%	19.50%
$1,848.000	20.00%	19.50%	19.50%
$1,840.300	**19.50%**	**19.50%**	**19.50%**
$1,771.000	15.00%	15.00%	15.00%
$1,694.000	10.00%	10.00%	10.00%
$1,617.000	5.00%	10.00%	5.00%
$1,578.500	2.50%	10.00%	2.50%
$1,540.000	**0.00%**	**10.00%**	**0.00%**
$1,501.500	-2.50%	10.00%	-2.50%
$1,463.000	-5.00%	10.00%	-5.00%
$1,386.000	-10.00%	10.00%	-10.00%
$1,232.000	-20.00%	10.00%	-20.00%
$1,231.846	-20.01%	N/A	-20.01%
$1,155.000	-25.00%	N/A	-25.00%
$1,078.000	-30.00%	N/A	-30.00%
$924.000	-40.00%	N/A	-40.00%
$770.000	-50.00%	N/A	-50.00%
$616.000	-60.00%	N/A	-60.00%
$462.000	-70.00%	N/A	-70.00%
$308.000	-80.00%	N/A	-80.00%
$154.000	-90.00%	N/A	-90.00%
$0.000	-100.00%	N/A	-100.00%

(1) The Trading Price is not less than the Strike Value by more than 20.00% at any time during the Monitoring Period.

(2) The Trading Price is less than the Strike Value by more than 20.00% at any time during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Value of $1,540 to an Ending Commodity Price of $1,578.50. Because a Knock-Out Event has not occurred and the Commodity Return of 2.50% is less than the Contingent Minimum Return of 10.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the price of Gold decreases from the Strike Value of $1,540 to an Ending Commodity Price of $1,386. Because a Knock-Out Event has not occurred and the Commodity Return of -10.00% is less than the Contingent Minimum Return of 10.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Value of $1,540 to an Ending Commodity Price of $1,771. Because a Knock-Out Event has not occurred and the Commodity Return of 15% is greater than the Contingent Minimum Return of 10.00% but less than the Maximum Return of 19.50%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 15\%) = \$1,150$$

Example 4: A Knock-Out Event has occurred, and the price of Gold decreases from the Strike Value of $1,540 to an Ending Commodity Price of $1,386. Because a Knock-Out Event has occurred and the Commodity Return is -10.00%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Example 5: A Knock-Out Event has occurred, and the price of Gold increases from the Strike Value of $1,540 to an Ending Commodity Price of $1,771. Because a Knock-Out Event has occurred and the Commodity Return of 15% is less than the Maximum Return of 20.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 15\%) = \$1,150$$

Example 6: The price of Gold increases from the Strike Value of $1,540 to an Ending Commodity Price of $2,156. Because the Commodity Return of 40.00% is greater than the Maximum Return of 19.50%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,195 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the price of the Commodity, up to the Maximum Return of 19.50%, at maturity. *If a Knock-Out Event has not occurred*, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 10.00% on the notes, or a minimum payment at maturity of not less than $1,100 for every $1,000 principal amount note, subject to the Maximum Return of 19.50% and the credit risk of JPMorgan Chase & Co. *Even if a Knock-Out Event has occurred, if the Ending Commodity Price is greater than the Strike Value, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Commodity Return, subject to the Maximum Return of 19.50%. The maximum payment at maturity is $1,195 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred.* Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED SOLELY TO THE SPOT PRICE OF GOLD** — The return on the notes is linked solely to the spot price of a single Commodity, Gold. The Commodity Return reflects the performance of the spot price of Gold, expressed as a percentage, from the Strike Value to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol "GOLDLNPM" on the Observation Date. However, for purposes of determining whether a Knock-Out Event has occurred, the Trading Price is determined by referring to the spot price of Gold as published by Reuters on page "XAU=EBS" and observed by the calculation agent at any time during the Monitoring Period. The spot price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodities" in the accompanying product supplement no. 206-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 206-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes, as described in the section entitled "Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions" in the accompanying product supplement. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.

However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Commodity Return is positive or negative. If the Trading Price is less than the Strike Value by more than the Knock-Out Buffer Amount of 20.00% at any time during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 20.00% will terminate. Under these circumstances, you could lose some or all of your principal.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Commodity Price is greater than the Strike Value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 19.50%, regardless of the appreciation in the price of the Commodity, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Value is a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD** — If the Trading Price at any time during the Monitoring Period is less than the Strike Value by more than the Knock-Out Buffer Amount of 20.00%, you will at maturity be fully exposed to any depreciation in the price of the Commodity. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Commodity Price is less than the Strike Value, you will lose 1% of the principal amount of your investment for every 1% that the Ending Commodity Price is less than the Strike Value. You will be subject to this potential loss of principal even if the price of the Commodity subsequently increases such that the Trading Price is less than the Strike Value by less than or equal to the Knock-Out Buffer Amount of 20.00%, or is greater than the Strike Value. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 10.00% MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD** — If the Trading Price at any time during the Monitoring Period is less than the Strike Value by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of 10.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the price of the Commodity.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE PRICE OF GOLD IS VOLATILE —** The likelihood that the Trading Price will be less than the Strike Value by the Knock-Out Buffer Amount of more than 20.00% at any time during the Monitoring Period, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the price of Gold — the frequency and magnitude of changes in the price of Gold. Commodities such as Gold may be more volatile than traditional securities investments. See "Investment Related to the Price of Gold May Be More Volatile Than Traditional Securities Investments" below.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **PRICES OF COMMODITIES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY —** Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors. See "The Market Price of Gold Will Affect the Value of the Notes" below. The prices of commodities are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased Gold, or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.

- **THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

- **ON THE OBSERVATION DATE, THE GOLD PRICE IS DETERMINED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE GOLD PRICE BEING DETERMINED BY THE LBMA** — Your notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Commodity Price of Gold, which will be determined by reference to fixing levels reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals' market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodities" in the accompanying product supplement no. 206-A-I.

- **SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of Gold and interest rates at any time on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the volatility — the frequency and magnitude of changes — in the price of Gold;
    - supply and demand trends for Gold;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred or is expected to occur;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of Gold based on the Commodity Prices from January 6, 2006 through June 3, 2011. The Commodity Price on June 3, 2011 was $1540.00. We obtained the Commodity Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Trading Price at any time during the Monitoring Period or the Commodity Price on the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in the return of any of your initial investment.



Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.